Exhibit 2.2.1

MEMORANDUM OF AGREEMENT

Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated: 16 **November 2012**

_____ ~~(Name of sellers)~~**Maersk Handy Gas Pte Ltd**, hereinafter called the "Sellers", have agreed to sell, and

_____ ~~(Name of buyers)~~,**Navigator Holdings LTD and Navigator Gas L.L.C. or their nominee to be fully guaranteed by Navigator Holdings LTD and Navigator Gas L.L.C.** hereinafter called the "Buyers", have agreed to buy:

Name of vessel: **MAERSK GLORY**

IMO Number: **9531466**

Classification Society: **DNV**

Class Notation: **Tanker for Liquified Gas**

Year of Build: **2010** Builder/Yard: **Hyundai Heavy Industries Offshore Shipyard, Ulsan**

Flag: **Singapore** Place of Registration: **Singapore** GT/NT: **16823/5046**

hereinafter called the "Vessel", on the following terms and conditions:

Definitions

"Banking Days" are days on which banks are open ~~both~~ in **New York, London and Copenhagen**~~the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and _____ (add additional jurisdictions as appropriate).~~

"Buyers' Nominated Flag State" means **Liberia** *(state flag state)*.

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

~~"Deposit" shall have the meaning given in Clause 2 (Deposit)~~

~~"Deposit Holder" means~~ **TBN** ~~(state name and location of Deposit Holder) or, if left blank, the Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.~~

"Framework Agreement" means the agreement governing the terms for the sale of the 11 handysize gas tanker Vessels owned by Maersk Handy Gas Pte. Ltd., A.P. Moller Singapore Pte. Ltd. and Live Oak Company Limited, entered into on the same date as this Agreement.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.

"Parties" means the Sellers and the Buyers.

"Purchase Price" means the price for the Vessel as stated in ~~Clause 1~~ **Clause 4 and Appendix 2 of the Framework Agreement** (Purchase Price).

"Sellers' Account" means **Account number: 30625992; Bank: Citibank N.A., New York; Swift: CITIUS33** *(state details of bank account)* at the Sellers' Bank~~.~~ **or such other bank account as Sellers shall instruct to Buyers prior to delivery.**

~~"Sellers' Bank" means~~ **TBN** ~~(state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.~~ **Save as specifically defined in this Agreement the definitions used in the Framework Agreement shall have the same meaning in this Agreement.**

1. **Purchase Price**
   See Clause 4 of the Framework Agreement
   ~~The Purchase Price is _____ (state currency and amount both in words and figures).~~
2. **Deposit**
   See Clause 4 of the Framework Agreement.
   ~~As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of~~ _____% (_____~~per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the~~

~~"Deposit") in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:~~

~~(i) this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~

~~(ii) the Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~

~~The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.~~

3. Payment

See Clause 4 of the Framework Agreement.

~~On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):~~

~~(i) the Deposit shall be released to the Sellers; and~~

~~(ii) the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account.~~

4. Inspection

~~(a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in _____ (*state place*) on _____ (*state date*) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~ **The Buyers have waived their right to physically inspect the Vessel, and as the Buyers have inspected other Vessels purchased from the Sellers and do not wish to inspect the Vessel, the Buyers accept that the sale is outright and definite, subject only to the terms and conditions of this Agreement and the Framework Agreement.**

~~(b)* The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within _____ (*state date/period*).~~

~~The Sellers shall make the Vessel available for inspection at/in _____ (*state place/range*) within _____ (*state date/period*).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy-two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

**4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.*

5. Time and place of delivery and notices

See Clause 5 of the Framework Agreement.

~~(a) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at/in _____ (*state place/range*) in the Sellers' option.~~

~~Notice of Readiness shall not be tendered before: _____ (*date*)~~

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): **Clause 9.2 of the Framework Agreement**

(b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall

~~provide the Buyers with twenty (20), ten (10), five (5) and three (3) days' notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery~~ **provide the Buyers with ten (10), five (5) and three (3) days' estimated notice and (1) day's firm notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.**

When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c) **See Clause 9 of the Framework Agreement and if** ~~If~~ the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

~~(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.~~

~~(e) Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.~~

6. Divers Inspection / Drydocking

(a)*

(i) The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel **at the Delivery Port as defined in the Framework Agreement. If Clause 5.2 of the Framework Agreement is applicable and the Vessel is to be delivered at any point on the Vessel's first voyage after calling at the Delivery Port, the Buyers shall instead have the right to inspect the Vessel at the last port where the Vessel called prior to commencing this voyage**. Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative(s) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects

against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards ~~at or in the~~ **one in the Far East and one in Europe** ~~vicinity of the port of delivery~~, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.

(iii) If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.

~~**(b)*** The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees. The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) or 6 (b) above:

(i) The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of Classification Society without condition/recommendation**.

(ii) The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.

(iii) The Buyers' representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.

(iv) The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers' or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in

drydock or not.

6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.

***Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.*

7. Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers shall, on delivery, deliver to the Buyers a data base/memory dump of the maintenance systems of the Vessel.

Library and forms exclusively for use in the Sellers' vessel(s) and captain's, **master's** officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: **log books for deck/engine/cargo operation, pictures and paintings in the Sellers' option, documents directly related to the present ownership, documents which have to be returned to authorities, all forms etc. which are related to the present ownership, the Vessel's planned maintenance system for hull and machinery (where the Vessel continues in the technical management of Maersk Tankers A/S, it will be removed at the end of the management agreement) computer software for computers and PC network either developed by or licensed to the Sellers except loadmaster computer which is included in the sale, ship's bell (will be replaced by Sellers), digital cameras and mobile telephones, software licensed for chart corrections and nautical documents (will be removed unless it is agreed between Buyers, Sellers and Supplier that Buyers takes over licenses/subscriptions) all hired and rented equipment: Videotel, Unitor/Drew bottles, (will be removed unless it is agreed between Buyers, Sellers and Supplier that Buyers takes over licenses/subscriptions) EPIRB, SAT D etc - hardware will remain onboard, but subscriptions will be cancelled/re-programmed, administrative LAN server, Scanjets including hoses and fittings for anti-piracy purpose (if any)** ~~*(include list)*~~. ***Sellers shall, for a period of 12 calendar months from the delivery of the Vessel to the Buyers and upon written request by the Buyers, grant Buyers access to the log books for deck/engine/cargo operation of the Vessel at Sellers' premises.***

Items on board which are on hire or owned by third parties, ~~listed as follows~~, are excluded from the sale without compensation: _____ ~~*(include list)*~~ ***Upon request from Buyers to be issued at the earliest 30 days not later than 14 days prior to Delivery, Sellers will provide Buyers a list of items on board on hire or owned by third parties.***

Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums **at the port and date of delivery. For bunkers Buyers shall pay to Sellers (a) for a vessel last bunkered by the Seller before delivery the last supplied net price (excluding barging expenses) as evidenced by invoices or vouchers, (b) for vessels delivering from time charter where Sellers have not bunkered the Vessel since redelivery from charterers, the actual price used to settle between Sellers and time charterers, and where such price is not finally established Sellers' reasonably estimated price, with any difference to be settled between Sellers and Buyers as soon as a final price has been determined. For the unused lubricating and hydraulic oils and greases the Buyers shall pay as per the TRAMPKO SEA 1 Net Prices applicable at the Vessel's delivery, to be established for vessels delivering East of Suez based on Singapore prices, for vessels delivering in Europe based on Rotterdam prices and for vessels delivering in the Americas based on Houston prices.** ~~and pay either:~~

~~(a) *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~

~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~

for the quantities taken over.

Payment under this Clause shall be made at the same time and place and in the same

currency as the Purchase Price.

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.

8. Documentation
The place of closing: **Copenhagen**

(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the following delivery documents:

(i) Legal Bill(s) of Sale in a form recordable in the Buyers' Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers' Nominated Flag State;

(ii) Evidence that all necessary corporate, ~~shareholder~~ and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;

(iii) Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);

(iv) Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by ~~such authority~~Sellers to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;

(v) Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;

(vi) Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;

(vii) A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry;

(viii) Commercial Invoice for the Vessel;

(ix) Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;

(x) A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communications contract which is to be sent immediately after delivery of the Vessel;

(xi) Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents **no later than 14 days prior to the estimated time of Delivery** ~~as soon as possible after the date of this Agreement~~; and

(xii) **Should the Parties agree not to carry out a divers inspection prior to Delivery, the Seller's letter of confirmation that to the best of their knowledge the Vessel has not touched bottom since her last dry-docking.**

(xiii) The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not at the

time of delivery to the Buyers,

black listed by the USA or any European Union nation or UN, or under blockade by ITF, except for any blacklisting that is the result of new rules or regulations or changes to rules or regulations only becoming effective after the date of this agreement. ~~by any nation or international organisation~~

(b) At the time of delivery the Buyers shall provide the Sellers with:

(i) Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and

(ii) Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).

(c) If any of the documents listed in Sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than **9 days** (*state number of days*), or if left blank, nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.

(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.

(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

9. Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10. Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11. Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended for 3 months from delivery without condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery.

"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

**Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.*

At delivery the Vessel's last cargo will not be Vinyl chloride monomer (VCM).

The Vessel to be redelivered in same condition and place as per redelivery provisions under the

existing time charterparty relating to the Vessel, cf. attached time charterparty.

12. Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings. At the Vessel's next scheduled drydocking, the Buyers shall repaint the Vessel in a colour which is not associated with the Sellers.

13. Buyers' default

See Clause 8 of the Framework Agreement.

~~Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.~~

~~Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.~~

14. Sellers' default

See Clause 9 of the Framework Agreement.

~~Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.~~

~~Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.~~

15. Buyers' representatives

After this Agreement has been signed by the Parties ~~and the Deposit has been lodged~~but not earlier than 30 days prior to the delivery date, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation.

16. Law and Arbitration

Clause 20 of the Framework Agreement shall apply mutatis mutandis to, and form an integral part of this Agreement.

~~(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.~~

~~The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.~~

~~The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at~~

~~the time when the arbitration proceedings are commenced.~~

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of _____ (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at _____ (state place), subject to the procedures applicable there.~~

~~*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.~~

17. Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers: **Navigator Gas L.L.C.**
c/o NGT Services (UK) Ltd
21 Palmer Street
SW1H 0AD
United Kingdom
For the attention of Chief Operating Officer
E-mail: mail@navigatorgas.com

For the Sellers: **c/o Maersk Tankers A/S**
Esplanaden 50
1098 Copenhagen K, Denmark
For the attention of Head of Legal
E-mail: jacob.ulrik@maersk.com

18. ~~Entire Agreement~~ Various

~~The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.~~

This Agreement constitutes an integrated part of the Framework Agreement. In case of conflict between this Agreement and the Framework Agreement, the latter shall prevail.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

For and on behalf of the Sellers	For and on behalf of the Buyers
Maersk Handy Gas Pte Ltd	Navigator Holdings LTD
Name: CHRISTIAN M. INGERSLEV	Name: TOMMY HJALMAS
Title: ATTORNEY IN FACT	Title: ATTORNEY IN FACT

Navigator Gas L.L.C.

Name: Tommy Hjalmas

Title: Attorney in Fact